                                                                         1.A.5.h



               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA


                         A STOCK LIFE INSURANCE COMPANY

                                      RIDER

                      DISABILITY WAIVER OF PREMIUM BENEFIT




INSURED                                           POLICY NUMBER
                                                  RIDER ISSUE DATE




This Rider is attached to and is a part of this Policy.


WAIVER OF PREMIUM BENEFIT.  Upon receipt of due proof that:

1.       the Insured is totally disabled, as defined below;

2.       such total disability begins while this rider is in effect;

3. such total disability has continued without pause for a period of 180 days; and

4.       such total disability started between Attained Age 5 and Attained Age
         60;

we will apply a premium payment to the Policy on each Policy Processing Day prior to the Policy Anniversary when the Insured reaches Attained Age 65, while the Insured is totally disabled, subject to the provisions of this Policy. For each Policy Processing Day that occurs while the Insured is totally disabled but before we approve a claim, we will apply a premium payment to the Policy on the date we approve the claim. However, no premium payment will be applied for a Policy Processing Day that is more than one year prior to the date we receive written notice and proof of claim. The amount of each premium payment will equal the lesser of:

1.       the Disability Premium Benefit Amount shown in the Policy Schedule; or

2. an amount equal to: the sum of all premiums paid for this Policy less any Partial Withdrawals of Net Cash Surrender Value; divided by the number of completed months since the Policy Date. This amount will be determined as of the date that total disability began.

Any premium payment that would cause this Policy to fail to qualify as life insurance under applicable tax laws, as interpreted by us, will be paid to the Owner.

The amount of the premium payments applied may not always be sufficient to keep this Policy in force during the period of the Insured's total disability.

REDUCTION OF DISABILITY PREMIUM BENEFIT AMOUNT. If there is a change in the Policy Face Amount or the Death Benefit Option which reduces the guideline annual premium, as defined in Section 7702 of the Internal Revenue Code, as amended, we reserve the right to reduce the Disability Premium Benefit Amount to one-twelfth of the "guideline annual premium" if it exceeds such amount. Such reduction will only be made if the Insured is not then totally disabled. The cost of this Rider will also be reduced at such time.


DEFINITION OF TOTAL DISABILITY.

TOTAL DISABILITY.  Total Disability is a disability which:

1.       is caused by sickness or bodily injury; and

2. prevents the Insured from engaging in an occupation. During the first 5 years of total disability, "occupation" means the regular occupation of the Insured at the time the disability started. However, the Insured will not be deemed totally disabled if, during this 5-year period, he or she is engaged in any gainful occupation for which he or she is qualified. After the first 5 years of total disability, "occupation" means any gainful occupation for which the Insured is qualified.

As used in this rider the word "qualified" means qualified by education, training and experience. "Disability" means the inability of the Insured to engage in his or her regular occupation or any gainful occupation for which he or she is qualified.

RECURRENT TOTAL DISABILITY. If, after a total disability has stopped, a total disability due to the same or a related cause recurs, it will be deemed a continuation of the prior period of total disability, except that: if the Insured has engaged in the meantime, for at least 6 months without pause, in any gainful occupation for which he or she is qualified, such recurrence will be deemed a new period of total disability.

PRESUMPTIVE TOTAL DISABILITY. Total disability also means the total and irrecoverable loss of:

1.       the sight of both eyes;

2.       the use of both hands;

3.       the use of both feet; or

4.       the use of one hand and one foot.

NOTICE AND PROOF OF TOTAL DISABILITY. Written notice and due proof of total disability must be given to us at our Service Center while the Insured is living and totally disabled. Failure to give such notice and proof will not void the claim if it is shown that they were given as soon as was reasonably possible.


We may ask for proof of continued total disability from time to time. Such proof will not be required more than once a year after total disability has continued for two full years. As part of any such proof, we may require medical examinations of the Insured by physicians named by us.


EXCLUSIONS FROM COVERAGE. We will not apply any premium payments if the total disability was the result of:

1.       intentional, self-inflicted injury while sane or insane;

2. bodily injury occurring or sickness first manifesting itself before this rider took effect unless such injury or sickness was shown in the application for this rider; or

3. service in the military, naval or air forces of any country engaged in war. "War" means declared or undeclared war and any act incidental to war and includes resistance to armed aggression.

COST OF RIDER. The monthly cost of this rider is shown in the Policy Schedule. The monthly cost will be deducted from the Policy Account Value on each Policy Processing Day.


TERMINATION.  This Rider will automatically terminate:

1.       on the date of surrender or other termination of this Policy;

2. on the first Policy Processing Day after we receive your written request for termination of this Rider;

3. at Insured's Attained Age 60, except for benefits for a disability which began before that Policy Anniversary.

No monthly deduction for the cost of this Rider will be made after termination.

INCONTESTABILITY. The Company will not contest this Rider after it has been in force during the Insured's lifetime without the occurrence of total disability for two years from the Rider Issue Date.


EFFECTIVE DATE. The Effective Date of this rider is the Rider Issue Date shown above.





Signed for the Company on the Rider Issue Date.




                                                President